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                           Bullivant|Houser|Bailey PC
                           1331 Garden Hwy., Suite 300
                              Sacramento, CA 95833
                              Tel No. 916-442-0400

                                                              November 3, 2005

VIA EDGAR

Jay Webb
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

         Re:      MIV Therapeutics, Inc.
                  Form 10-KSB for fiscal year ended May 31, 2004.
                  Form 10-QSB for fiscal quarter ended February 28, 2005.

                  SEC 34 Act File No.: 000-30453

Dear Mr. Webb:

         On behalf of our client, this letter will set forth MIV Therapeutics' (the "Company's") responses to the Staff's comment letter dated July 21, 2005 in connection with the above-referenced filings. Our responses to the comments are set forth in the order in which each comment appears in the Staff's letter.

1. The Company is filing amendment no. 3 to its Form 10-KSB for the year ended May 31, 2004 to include a revised auditors' report to its financial statements under Item 7. In particular, the report of Morgan & Company has been revised to delete reference to another auditor's report. Morgan & Company has audited the Company's accumulated data for the period since inception to the year of their replacement. Therefore, reference to prior auditor's report is no longer necessary.

         Further, the Company, for reasons in addition to the Staff's comment number 1, has amended its Annual Reports on Forms 10-KSB for the years ended May 31, 2003, and 2005 which are being filed concurrent with this letter.

2. Through its wholly-owned subsidiary, the Company is the owner of a patent entitled "Endovascular device for entrapment of particulate matter and method for use." The Company believes that it can develop the application of this patent into a marketable product. The Company and Sagax began negotiating the purchase of this patent during the latter part of 2004. At the time of the negotiations, the Company and Sagax were unaffiliated. Because Sagax needed money to develop the patent, prior to the acquisition the Company loaned money to Sagax for research and development. These loans totaling $198,400 in the aggregate were evidenced by promissory notes made by Sagax in favor of the





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Company. Prior to the acquisition, Sagax had no employees and sporadically hired consultants related to the development of the patent. Both the Company and Sagax had further negotiations culminating to the entering of an Acquisition Agreement dated March 14, 2005. Under the Acquisition Agreement, the Company acquired all the outstanding shares of Sagax, Inc., a Delaware corporation. As previously mentioned, Sagax's sole asset consisted of a patent in the United States and related patents in other countries. Since its inception until entering into the Acquisition Agreement, Sagax generated no revenues, had no employees, although it engaged one consultant, had limited separate physical facilities, had no market distribution system, had no sales force, had no customers, and had no operating rights. The Company acquired Sagax to obtain ownership of the patent and to further develop and potentially place it into a commercially viable product. Subsequent to entering into the Acquisition Agreement, the Company is maintaining a separate research and development facility and hired seven persons acting as employees or consultants solely to develop the patent. The Company does not believe that acquiring all of the shares of Sagax whose sole asset is a patent is acquiring a "business" within the meaning of Rule 11(d) of Regulation S-X.

         Further, even if it is determined that the Company may be acquiring a business within the meaning of Section 11(d) of Regulation S-X, the Company does not believe that Sagax is a significant subsidiary as defined in Rule 1-02(w) and therefore no financial statements are required pursuant to Rule 3-05(b)(2)(i) of Regulation S-X. Under the terms of the Acquisition Agreement, the Company agreed to acquire all of the outstanding Sagax's shares of common stock for 4,200,000 shares of the Company common stock subject to certain conditions. Prior to the acquisition, Sagax had no assets, and no revenues. As of May 31, 2004, the Company had total assets of $2,480,074. Total advances made by the Company to Sagax prior to the acquisition were $198,400. Clearly, Sagax does not meet the definition of significant subsidiary (using both the 10% or 20% factors) since the total advances made by the Company to Sagax were less than 10% of the Company's total assets. For the above stated reasons, no financial statements or pro forma financial information regarding Sagax is required.

         In addition, the Company is filing amendment number 3 to its preliminary proxy statement. The Company has revised proposal number 2 to increase the number of authorized shares of common stock to 120 million. This increase in authorized shares of common stock will allow the Company to meet its obligations to holders owning outstanding options or warrants and to seek additional financing for its operations and for pre-clinical and clinical trials. However, the Company, at this time, is not seeking an increase in authorized shares of common stock to complete its proposed acquisition of Sahajanand Medical Technologies, Inc. Further, the Company has no agreements, understandings or arrangements to issue additional shares of common stock for future financings.

         This will also confirm with the staff that the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure of the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

         We believe that that the foregoing and the amendment made to the above referenced reports address the Staff's comments. Should you have any further questions, please do not hesitate to contact me.

                                                  Sincerely,


                                                  /s/ Daniel Eng
                                                  -------------------
                                                  Daniel Eng